Rule 424(b)(3)

File No. 333-127867

Note:	The Royal Bank of Scotland Group plc has changed its name to NatWest Group plc effective July 23, 2020.

EXHIBIT A

[FORM OF FACE OF RECEIPT]

AMERICAN DEPOSITARY RECEIPT, SERIES __1

evidencing

AMERICAN DEPOSITARY SHARES, SERIES __*

representing

NON-CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES __*

of

NATWEST GROUP plc

(Incorporated under the laws of
Great Britain and registered in Scotland)

No.

THE BANK OF NEW YORK, a New York banking corporation, as Depositary (the "Depositary"), hereby certifies that                   is the owner of __________ American Depositary Shares, Series __* (the "American Depositary Shares"), representing deposited Non-cumulative Dollar Preference Shares, Series __* (including evidence of rights to receive such Shares, hereinafter referred to as "Shares") of NatWest Group plc, a public limited company incorporated under the laws of Great Britain and registered in Scotland (the "Company").  At the date hereof, each American Depositary Share represents ___ Share[s] deposited under the Deposit Agreement (as defined below) at the principal London office of The Bank of New York, a New York banking corporation (the "Custodian").

(1)       This American Depositary Receipt is one of the American Depositary Receipts, Series __ (the "Receipts") issued and to be issued upon the terms and conditions set forth in the Deposit Agreement dated as of August 17, 1992, as amended and restated as of February 8, 1999, and as further amended and restated as of November 2, 2001 (as amended from time to time, the "Deposit Agreement"), among the Company, the Depositary and all holders and owners from time to time of Receipts of any series issued thereunder, each of whom by holding or owning a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof.  The Deposit Agreement sets forth the rights of holders of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect thereof (the "Deposited Securities").  Copies of the Deposit Agreement are on file at the principal offices of the Depositary and the Custodian.  The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement as such provisions apply to the Receipts, the Shares and the American Depositary Shares and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made.  The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities or the meaning or interpretation of any term or provision of any Deposited Security.

(2)       Upon surrender at the Depositary's Office (set forth below) of this Receipt, and upon payment of the fee of the Depositary provided in paragraph (7) of this Receipt, subject to the terms and conditions of the Deposit Agreement, and subject to the limitations set forth in the second to last sentence of Article 3 below, the holder hereof is entitled to delivery, to him or upon his order, of the Deposited Securities then represented by the American Depositary Shares evidenced by this Receipt.  Delivery of such Deposited Securities shall be made in registered form only by the delivery of a share certificate or certificates in the name of the holder hereof or as ordered by such holder or by the delivery of certificates properly endorsed (or accompanied by appropriate instruments of transfer).  Such delivery will be made without unreasonable delay and, at the option of the holder hereof, either at the office of the Custodian or at the Depositary's Office, provided that the forwarding of share certificates evidencing Deposited Securities for such delivery at the Depositary's Office in The City of New York shall be at the risk and expense of the holder hereof.

(3)       Transfers of this Receipt may be registered on the books of the Depositary by the holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any designated transfer office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided, however, that the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement or at the request of the Company.  This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or the transfer or withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fees with respect thereto and payment of any applicable fees as provided in paragraph (7) of this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any laws or governmental regulations relating to Receipts or to the withdrawal of Deposited Securities.

The Depositary may refuse to execute and deliver Receipts, register the transfer of any Receipt or make any distribution of, or related to, Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership of Receipts, Deposited Securities or other securities, compliance with all applicable laws and regulations and all applicable provisions of or governing Deposited Securities, or other information as it may deem necessary or proper or as the Company may require by written request to the Depositary or the Custodian.  The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer or surrender of Receipts in particular instances may be refused, or the registration of transfer or surrender of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary, or the transfer books of the Company or any Share registrar, are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time, or for any other reason, subject to the following sentence.  The surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities.  Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares which, if sold by the holder thereof in the United States or its territories, would be subject to the registration provisions of the Securities Act of 1933, as amended, unless a registration statement is in effect as to such Shares.

(4)       If any tax or other governmental charge shall become payable with respect to this Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the holder hereof to the Depositary.  The Depositary may refuse to effect any registration of transfer of this Receipt or any transfer and withdrawal of Deposited Securities represented by this Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the holder hereof any part or all of the other Deposited Securities represented hereby, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the holder hereof remaining liable for any deficiency.

(5)       Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights and that the person making such deposit is duly authorized so to do.  Such representations and warranties shall survive the deposit of Shares and issuance of Receipts therefor.

(6)       Notwithstanding any other provision of the Deposit Agreement and without prejudice to any disclosure obligations which may from time to time apply in respect of the Shares contained in the Companies Act 1985 and any other applicable law or which may be contained in the Memorandum and Articles of Association of the Company and the remedies of the Company for non-compliance therewith, each holder agrees to comply with requests from the Company or the Depositary which are made under relevant legislation to provide information, inter alia, as to the capacity in which such holder owns Receipts and regarding the identity of any other person having an interest in such Receipts and the nature of such interest and shall forfeit the right to direct the voting of Shares as to which compliance is not made, all as if such Receipts were to the extent practicable the Shares represented thereby, and the Depositary agrees to use its reasonable efforts to comply with any instructions received from the Company requesting that the Depositary take the reasonable actions specified therein to obtain such information.

(7)       The Depositary will charge the party to whom Receipts are delivered against deposits (with the exception of the initial deposit of Shares), and the party surrendering Receipts for delivery of Deposited Securities, $5 for each 100 American Depositary Shares (or portion thereof) evidenced by the Receipts issued or surrendered.  The Company will pay all other charges and expenses of the Depositary and those of any Receipt registrar, with the exception of (i) taxes and other governmental charges, (ii) stock transfer and registration fees on deposits of Shares and withdrawals of Deposited Securities, (iii) such cable, telex and facsimile transmission and delivery charges as are expressly provided in the Deposit Agreement to be at the expense of persons depositing or withdrawing Shares or holders of Receipts, and (iv) such expenses as are incurred or paid by the Depositary in the conversion of foreign currency, if any, into United States dollars (which are reimbursable out of such foreign currency).

(8)       It is a condition of this Receipt, and every successive holder or owner hereof by holding or owning the same consents and agrees, that title to this Receipt (and to the Deposited Securities represented by the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary (a "Holder") as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions with respect hereto (including distributions upon the redemption of the Deposited Securities) or to any notice provided for in the Deposit Agreement and for all other purposes.

(9)       This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a registrar for the Receipts shall have been appointed, by the manual signature of a duly authorized officer of such registrar.

(10)       The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission (the "Commission").  Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

THE BANK OF NEW YORK,

as Depositary and Registrar

Dated:

By  ________________________________
Authorized Officer

The address of the Principal Office of the Depositary is One Wall Street, New York, New York, 10286.  The address of the Depositary for the administration of American Depositary Receipts is 101 Barclay Street, New York, New York, 10286.

[FORM OF REVERSE OF RECEIPT]

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
OF THE DEPOSIT AGREEMENT

(11)       Dividends and Distributions; Rights.  Whenever the Depositary shall receive any cash dividend or other cash distribution by the Company in respect of any Deposited Securities (including cash in respect of redemption), if such cash dividend or other cash distribution is received in United States dollars, the Depositary shall distribute the dollars so received, and if such cash dividend or other cash distribution is received in a currency other than United States dollars, the Depositary will, if at the time of receipt thereof such amounts of foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States and subject to the provisions of the Deposit Agreement, convert such dividend or distribution into United States dollars and distribute the amount thus received, in either case to the Holders entitled thereto in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that the amount distributed will be reduced by any amounts required to be withheld by the Company, its agent or the Depositary on account of taxes.  If in the judgment of the Depositary amounts received in foreign currency may not be converted on a reasonable basis into United States dollars transferable to the United States, or may not be so convertible for all of the Holders entitled thereto, the Depositary may in its discretion make such conversion, if any, and distribution in United States dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received and not so convertible by the Depositary to, or hold such balance for the account of, the Holders entitled thereto.  If in the opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable for the purpose of effecting such distribution, including the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.  If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the Company's approval, and shall if the Company shall so request, distribute to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution.  In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary may sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds as though such proceeds had been a distribution of cash or other property.  If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.  In the event that the Company shall offer or cause to be offered to the holder of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company and subject to the Memorandum and Articles of Association, the Companies Act 1985 and all applicable legislation and regulations, shall have discretion as to the procedure to be followed in making such rights available to Holders or in disposing of such rights on behalf of Holders; provided, however, that the Depositary will, if requested by the Company, either (a) make such rights available to Holders by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery of any Receipt or Receipts, or otherwise.

(12)       Redemption.  In the event that the Company exercises any right of redemption in respect of Shares, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary Shares which represents the number of Shares so redeemed.  Subject to certain provisions of the Deposit Agreement regarding payments or the making of distributions with respect to the Deposited Securities, the redemption price per American Depositary Share to be redeemed will be equal to the per share amount received by the Depositary upon the redemption of the Shares multiplied by the number of Shares (or the fraction of a Share) represented by each such American Depositary Share.  If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary.

The Company will deliver notice of its exercise of its right of redemption to the Depositary prior to the date fixed for redemption.  Promptly after receiving such notice from the Company, the Depositary will mail copies thereof to all Holders of Receipts.

(13)       Record Dates.  Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Company shall redeem any of the Shares, or whenever the Depositary shall receive notice of any meeting at which holders of Shares or other Deposited Securities shall be entitled to be present or vote, the Depositary will fix a record date for the determination of the Holders who shall be entitled to receive such dividend, distribution, amounts in respect of redemption or rights, or the net proceeds of any sale thereof, or to attend or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

(14)       Voting of Deposited Securities.  Upon receipt of notice of any meeting at which holders of Deposited Securities are entitled to vote, the Depositary will mail to the Holders a notice which will contain (a) such information as is contained in such notice of meeting and (b) a statement that the Holders at the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares or other Deposited Securities represented by their respective American Depositary Shares evidenced by such Holders' Receipts, and a brief statement as to the manner in which such instructions may be given.  Subject to Article 6 above, upon the written request of a Holder of a Receipt or Receipts on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor insofar as practicable to vote or cause to be voted the number of Shares or other Deposited Securities underlying the American Depositary Shares evidenced by such Receipt or Receipts in accordance with any such nondiscretionary instructions.  The Depositary shall not vote Shares or other Deposited Securities underlying a Receipt except in accordance with written instructions from the Holder of such Receipt.

(15)       Changes Affecting Deposited Securities.  Upon any change in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the American Depositary Shares shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence.  In any such case the Depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts.

(16)       Reports; Inspection of Transfer Books.  The Depositary will make available for inspection by Holders at the Depositary's Office and at any other designated transfer offices any reports and communications received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holder or holders of such Deposited Securities by the Company.  Upon the written request of the Company, the Depositary will also send to Holders copies of such reports when furnished by the Company as provided in the Deposit Agreement.  The Depositary will arrange for the mailing to all Holders of any notice received by it in respect of any meeting at which holders of Deposited Securities are entitled to be present or to vote, or of any reconvening of any such meeting that has been adjourned, or of the taking of any action in respect of any cash or other distribution or any redemption or the offering of any rights in respect of Deposited Securities.  The Depositary will keep books for the registration of Receipts and their transfer which at all reasonable times will be open for inspection by the Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

(17)       Withholding.  Notwithstanding any other provision of the Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes to the Holders entitled thereto.

(18)       Liability of the Company and Depositary.  Neither the Depositary nor the Company shall incur any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of any country, or of any governmental authority, or by reason of any provision, present or future, of the Memorandum or Articles of Association of the Company or of the Deposited Securities or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed.  Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Holders, except to perform such obligations as are specifically set forth in the Deposit Agreement without gross negligence or bad faith.  Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense and liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.  Neither the Depositary nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information.  The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith.  The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.  The Company shall indemnify the Depositary and the Custodian against, and hold each of them harmless from, any loss, liability or expense which may arise out of acts performed or omitted in accordance with the provisions of the Deposit Agreement and the Receipts, as the same may be amended from time to time, (i) by the Depositary or the Custodian, except for any liability arising out of the negligence or bad faith of either of them or (ii) by the Company or any of its agents.

(19)       Resignation and Removal of Depositary; Substitution of Custodian.  The Depositary may at any time resign as Depositary under the Deposit Agreement with respect to the Receipts by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement.  The Depositary may at any time be removed by the Company, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement.  The Depositary may at any time appoint one or more substitute custodians and the term "Custodian" shall refer to each substitute.

(20)       Amendment of Deposit Agreement and Receipts.  The Receipts and the Deposit Agreement as it applies to the Receipts may at any time and from time to time be amended by agreement between the Company and the Depositary.  Any amendment which shall impose or increase any fees or charges (other than taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Holders of outstanding Receipts.  Every Holder at the time any amendment so becomes effective, if such Holder shall have been given such notice, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.  In no event shall any amendment impair the right of the Holder to surrender this Receipt and receive therefor the Deposited Securities represented hereby.

(21)       Termination of Deposit Agreement.  The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination.  The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders of all Receipts then outstanding at any time 60 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment.  If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions (including amounts in respect of any redemption) received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary.  At any time two years from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held by it under the Deposit Agreement and hold the net proceeds of any such sale and any other cash then held by it under the Deposit Agreement, in an unsegregated account, without liability to any party for interest thereon, for the pro rata benefit of the Holders of theretofore unsurrendered Receipts.